SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-07260

(Check One):

☐ Form 10-K	☐ Form 11-K

☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: September 30, 2004

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Nortel Networks Corporation

Former name if applicable

Address of principal executive office (Street and number) 8200 Dixie Road, Suite 100

City, state and zip code	Brampton, Ontario, Canada L6T 5P6

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On October 27, 2004, Nortel Networks Corporation (the “Company”) and its principal direct operating subsidiary, Nortel Networks Limited (“NNL”), provided a status update pursuant to the alternative information guidelines of the Ontario Securities Commission (the “Status Update”).

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As indicated in the Status Update, the Company and NNL continue to dedicate significant resources to the process to complete their financial statements as soon as practicable. As previously announced, the Company and NNL continue to work on the restatement of their financial results for each fiscal quarter in 2003 and for the years 2002 and 2001, and the preparation of their financial statements for the year 2003 and the first and second quarters of 2004.

The independent review by the Nortel Networks Audit Committee is continuing and nearing completion. The Audit Committee’s continuing objective is to arrive at a full understanding of the facts and circumstances that gave rise to the Company’s and NNL’s restatements before the financial statements are finalized and filed.

Despite the significant work completed to date, the Company and NNL will not be in a position to file financial statements by the end of October 2004 as previously announced. The Company now expects that it and NNL will file, in mid November 2004, financial statements for the year 2003 and the first and second quarters of 2004, and related periodic reports.

The Company expects that it and NNL will announce limited preliminary unaudited financial results for the third quarter of 2004 by the end of November 2004 and file their financial statements and related periodic reports for the third quarter of 2004 in mid December 2004. The Company expects that it and NNL will file, as soon as practicable after the filings of the third quarter 2004 financial statements, any required amendments to periodic reports for prior periods.

The Company’s expectation as to timing of events is subject to change. Specifically, the completion of the Company’s work and the related audits and reviews of financial statements by the Company’s and NNL’s independent auditors is dependent upon the timing of the completion and results of the independent review being undertaken by the Nortel Networks Audit Committee.

In light of the foregoing, the Company will be delaying the filing with the Securities and Exchange Commission (the “SEC”) of its quarterly report on Form 10-Q for the quarter ended September 30, 2004 (the “Third Quarter 10-Q”) beyond November 9, 2004.

The Company and NNL each furnished to the SEC the Status Update as Exhibit 99.1 to their Current Reports on Form 8-K dated October 27, 2004.

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PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Blair F. Morrison, Assistant Secretary	(905)	863-1190

(Name)	(Area	(Telephone
	Code)	Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

•	Annual Report on Form 10-K for the year ended December 31, 2003

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2004

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters more fully discussed in Part III above and other matters set forth in greater detail in the Status Update and Current Reports on Form 8-K of the Company dated March 28, 2004, June 2, 2004, June 29, 2004, July 13, 2004, July 27, 2004, August 10, 2004, August 19, 2004, September 2, 2004, September 16, 2004, September 30, 2004 and October 14, 2004, the Company is not in a position at this time to provide any reasonable estimate of any anticipated significant changes in results of operations from the quarter ended September 30, 2003 to the quarter ended September 30, 2004 that may be reflected in the earnings statements to be included in the Third Quarter 10-Q.

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Nortel Networks Corporation
(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 27, 2004	By:	/s/ William R. Kerr

Name: William R. Kerr
Title: Chief Financial Officer

/s/ Blair F. Morrison

Name: Blair F. Morrison
Title: Assistant Secretary

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